Exhibit 99.2

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Announcement Summary

Entity name

IMMURON LIMITED

Date of this announcement

Friday August 15, 2025

The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

Total number of +securities to be issued/transferred

ASX +security code	Security description	Total number of +securities to be issued/transferred	Issue date
IMCAE	PERFORMANCE RIGHTS	2,147,154	16/08/2025

Refer to next page for full details of the announcement

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities	1 / 6

Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 1 - Entity and announcement details

1.1 Name of entity

IMMURON LIMITED

We (the entity named above) give notice of the issue, conversion or payment up of the following unquoted +securities.

1.2 Registered number type	Registration number

ABN	80063114045

1.3 ASX issuer code

IMC

1.4 The announcement is

New announcement

1.5 Date of this announcement

15/8/2025

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 2 - Issue details

2.1 The +securities the subject of this notification are:

+Other securities issued under an +employee incentive scheme that are not intended to be quoted on ASX

2.2a This notification is given in relation to an issue of +securities in a class which is not quoted on ASX and which:

has an existing ASX security code (“existing class”)

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 3B - number and type of +securities the subject of this notification (existing class) where issue has not previously been notified to ASX in an Appendix 3B

ASX +security code and description

IMCAE : PERFORMANCE RIGHTS

Date the +securities the subject of this notification were issued

16/8/2025

Will these +securities rank equally in all respects from their issue date with the existing issued +securities in that class

Yes

Were any of the +securities issued to +key management personnel (KMP) or an +associate?

Yes

Provide details of the KMP or +associates being issued +securities.

Name of KMP	Name of registered holder	Number of +securities

Mr Steven Lydeamore	Mr Steven Lydeamore	1,190,835

Mr Flavio Palumbo	Mr Flavio Palumbo	896,438

Please provide a URL link for a document lodged with ASX detailing the terms of the +employee incentive scheme or a summary of the terms

As per the Omibus Incentive Plan approved by Shareholder in the AGM held on 21 November 2023: https://announcements.asx.com.au/asxpdf/20231023/pdf/05wcgmks418ynx.pdf

Any other information the entity wishes to provide about the +securities the subject of this notification

The Performance Rights will vest and become exercisable on the Issue Date subject to vesting conditions have been satisfied in achievement of FY25 STI objectives.

Issue details

Number of +securities

2,147,154

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 4 - +Securities on issue

Following the issue, conversion or payment up of the +securities the subject of this notification, the +securities of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (Total number of each +class of +securities issued and quoted on ASX)

ASX +security code and description	Total number of +securities on issue
IMC : ORDINARY FULLY PAID	268,219,973

4.2 Unquoted +securities (Total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
IMCAE : PERFORMANCE RIGHTS	7,610,315

IMCAI : OPTION EXPIRING VARIOUS DATES EX VARIOUS PRICES	5,930,000

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Appendix 3G - Notification of issue, conversion or payment up of unquoted equity securities

Part 5 - Other Listing Rule requirements

5.1 Were the +securities issued under an exception in Listing Rule 7.2 and therefore the issue did not need any security holder approval under Listing Rule 7.1?

Yes

5.1a Select the number of the applicable exception in Listing Rule 7.2

13

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